Exhibit 4.16
AMENDMENT NO. 5 TO
FLOWSERVE CORPORATION
1998 RESTRICTED STOCK PLAN
     WHEREAS, Flowserve Corporation (the “Company”) previously adopted the Flowserve Corporation 1998 Restricted Stock Plan (the “Plan”); and
     WHEREAS, the Board of Directors of the Company (the “Board”) and the Organization and Compensation Committee of the Board (the “Committee”), desire to amend the Plan to permit the limited transfer of grants of Restricted Shares under the Plan in accordance with applicable guidance of the Internal Revenue Service and the Securities and Exchange Commission; and
     WHEREAS, pursuant to Article 1, Section 3 of the Plan, the Committee has authority to amend the Plan, and the Company has determined that the amendment to be accomplished hereunder does not require approval of the Company’s shareholders;
     NOW, THEREFORE, the Plan is hereby amended as follows:
     1. Article I, Section 5(a)(ii) is amended and restated in the entirety to provide as follows:
     “(ii) such Restricted Shares shall not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the Restriction Period, except that the Committee may act to permit the transfer or assignment of Restricted Shares for no consideration to trusts for the sole benefit of the Participant’s Family Members (defined as children, stepchildren, grandchildren, parents, grandparents, spouse, siblings, nephews and nieces, half-siblings and any such relationship in-law); any permitted transfer or assignment of Restricted Shares and shall only be effective upon receipt by the General Counsel, the Chief Financial Officer or the Treasurer of the Company (or such other person as the Committee may designate) of an instrument acceptable in form and substance to the Committee that effects the transfer or assignment and that contains an agreement by the transferee to accept and comply with all the terms and conditions of the Restricted Shares award and this Plan.”
     2. Article IV, Section 5 is hereby amended by adding the following at the end thereof:
“A transferee pursuant to Article I, Section S(a)(ii) shall possess all the same rights and obligations as the Participant under the Plan, except that the transferee can subsequently transfer such Restricted Shares by (i) Designation of Beneficiary, or (ii) a transfer to a beneficiary of the trust. Unless the Committee otherwise prescribes, upon vesting of Restricted Shares, the Participant is required to satisfy the applicable withholding tax obligations by paying cash to the Company with respect to any income recognized by the Participant upon the exercise of such option by the transferee. If the Participant does not satisfy the applicable withholding tax obligations on the vesting date, the Company shall retain from the Shares to be issued to the

Transferee such amount as is equal to the Company’s mandatory statutory withholding tax payable by the Participant.”
     3. Except as amended hereby, the Plan, as heretofore in effect and as previously amended, shall continue in full force and effect. This Fifth Amendment is effective July 19, 2006.

FLOWSERVE CORPORATION

By:	/s/ Ronald F. Shuff

Ronald F. Shuff
Vice President, Secretary and General Counsel

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